HUNNICO, CO.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2018

(Unaudited)

HUNNICO, CO.
BALANCE SHEET
As of DECEMBER 31, 2019

_____

	2019	**2018**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 65,030	$ 700
Inventory	$ 66,989	
TOTAL CURRENT ASSETS	132,019	700
TOTAL ASSETS	132,019	700
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	-	
TOTAL CURRENT LIABILITIES	-	
TOTAL LIABILITIES	-	-
SHAREHOLDERS' EQUITY		
Common Stock	133,936	900
Owners Pay and Personal Expenses	-	-
Additional Paid in Capital	154,263	-
Net Income	(156,180)	(200)
TOTAL SHAREHOLDERS' EQUITY	132,019	700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 132,019	$ 700

HUNNICO, CO.
INCOME STATEMENT
FOR THE PERIOD OF JANUARY 1, 2018 THROUGH DECEMBER 31, 2019

———————

		2019	2018
Operating Income			
Sales, Net	$	38,160	
Cost of Goods Sold		111,209	
Gross Profit		(73,049)	-
Operating Expense			
Advertising & Marketing		20,808	
Bank Charges & Fees		45	
Car & Truck		100	
Charitable Contributions		4,545	
Insurance		1,210	
Meals & Entertainment		665	-
Office Supplies & Software		729	
Other Business Expenses		1,605	200
Purchases		1,966	
Rent & Lease		49,798	
Travel		70	
Uncategorized Expense		681	-
Utilities		978	-
		83,200	200
Net Income from Operations		(156,249)	(200)
Other Income (Expense)			
Interest Expense		69	-
Net Income	$	(156,180) $	(200)

HUNNICO, CO.
CONSOLIDATED STATEMENT OF EQUITY

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained earnings | |
	Shares	Amount	Shares	Amount	Paid-in-Capital	Accumulated Deficit	Total
BEGINNING BALANCE, JANUARY 1, 2018 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	9,000,000	$ 900	780,000	$ 120,000	$ 154,263		275,163
Other comprehensive gain/(loss)							
Net income						$ (156,180)	-156,180
ENDING BALANCE, DECEMBER 31, 2019	9,000,000	$ 900	780,000	$ 120,000	$ 154,263	$ (156,180)	$ 118,983

HUNNICO, CO.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF JANUARY 1, 2018 THROUGH DECEMBER 31, 2019

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	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (68,906)	$ (200)
Net Cash Flows From Operating Activities	(68,906)	(200)
Cash Flows From Investing Activities		
Change in Intangible Assets		-
Net Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Change in Common Stock	133,936	900
Net Cash Flows From Financing Activities	133,936	900
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash	65,030	700
Cash at End of Period	$ 65,030	$ 700

HUNNICO, CO.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2019 and 2018

1. ORGANIZATION AND PURPOSE

HunniCo, Co. (the "Company") is a corporation organized under the laws of Washington. The company sells, markets and distributes a portfolio of food, beverage and personal care products that feature pure honey at the centerpiece.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

(a) **Basis of Accounting**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

(c) **Cash Equivalents**

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased

(d) **Revenue**

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been renedered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

(e) **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

3. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.